SEC Mail Processing Section

DEC 23 2009

Washington, DC 121

09041186

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWORD SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 CHAMBERS ST
(No. and Street)

PRINCETON (City) NJ (State) 08542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Sword Jr. 609-924-6710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

5 VAUGHN DR (Address) PRINCETON (City) NJ (State) 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Sword, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sword Securities Corporation, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

KATHLEEN CAMISA
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/5/2011

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sword Securities Corporation
Table of Contents
September 30, 2009 and 2008

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Directors
Sword Securities Corporation:

We have audited the accompanying statements of financial condition of Sword Securities Corporation as of September 30, 2009 and 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sword Securities Corporation as of September 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules of computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, PC

November 24, 2009

Sword Securities Corporation
Statements of Financial Condition
September 30, 2009 and 2008

	2009	2008
Assets		
Cash	$ 32,727	$ 110,048
Clearing account with correspondent broker	14,822	14,810
Prepaid corporate taxes	--	4,474
Deposits	452	510
	$ 48,001	$ 129,842
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 6,103	$ 28,802
Accounts payable - related party	--	39,494
Income taxes payable	2,080	--
Total liabilities	8,183	68,296
Stockholder's equity		
Common stock, $1 par value; authorized 3,000 shares, issued and outstanding 100 shares	100	100
Additional paid-in capital	112,691	112,691
Accumulated deficit	(72,973)	(51,245)
Total stockholder's equity	39,818	61,546
	$ 48,001	$ 129,842

The Notes to Financial Statements are an integral part of these statements.

Sword Securities Corporation
Statements of Operations
Years Ended September 30, 2009 and 2008

	2009	2008
Revenues		
Brokerage commissions	$ 41	$ 37
Management fees	3,776,579	2,432,968
Other	23	--
Interest	585	2,959
Total revenues	3,777,228	2,435,964
Costs and expenses		
Commissions	3,394,817	1,431,877
Management fee - related party	364,566	984,279
Regulatory fees	11,921	14,551
Accounting	10,006	8,097
Legal	14,341	48,091
Training	--	105
Travel	51	--
Printing and supplies	197	7
Miscellaneous	743	29
Total costs and expenses	3,796,642	2,487,036
Loss before provision for income taxes	(19,414)	(51,072)
Provision for income taxes		
Current	2,314	774
Total provision for income taxes	2,314	774
Net loss	$ (21,728)	$ (51,846)

The Notes to Financial Statements are an integral part of these statements.

Sword Securities Corporation
Statements of Changes in Stockholder's Equity
Years Ended September 30, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total
October 1, 2007	$ 100	$ 112,691	$ 601	$ 113,392
Net loss	--	--	(51,846)	(51,846)
September 30, 2008	100	112,691	(51,245)	61,546
Net loss	--	--	(21,728)	(21,728)
September 30, 2009	$ 100	$ 112,691	$ (72,973)	$ 39,818

The Notes to Financial Statements are an integral part of these statements.

Sword Securities Corporation
Statements of Cash Flows
Years Ended September 30, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net loss	$ (21,728)	$ (51,846)
Adjustments to reconcile net loss to net cash provided (used) by operating activities		
Cash provided (used) by changes in		
Clearing account with correspondent broker	(12)	(302)
Deposits	58	(33)
Prepaid corporate taxes	4,474	(4,474)
Accounts payable and accrued expenses	(22,699)	26,087
Accounts payable - related party	(39,494)	39,494
Income taxes payable	2,080	(2,940)
Net cash provided (used) by operating activities	(77,321)	5,986
Increase (decrease) in cash	(77,321)	5,986
Cash		
Beginning of year	110,048	104,062
End of year	$ 32,727	$ 110,048

Supplemental Disclosure of Cash Flow Information

	2009	2008
Cash paid during the year for		
Income taxes	$ 180	$ 8,188

The Notes to Financial Statements are an integral part of these statements.

1. Organization and Summary of Significant Accounting Policies

Nature of Business Operations

Sword Securities Corporation (the "Company") was incorporated in September 1992 under the laws of the State of Delaware and was registered as a broker-dealer on May 21, 1993 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company is a wholly owned subsidiary of Wm Sword & Co. Incorporated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In accordance with industry practice, brokerage commissions on securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Management fees are recognized when earned by registered representatives.

Receivables and Credit Policies

Receivables from correspondent broker consist of commissions earned through the Company's clearing agreement and are generally payable within 30 days. Amounts receivable over 30 days are considered delinquent. Management assesses the need to record an allowance for uncollectible receivables based on past due amounts. There are no delinquent accounts as of September 30, 2009 and 2008.

Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year.

The Company has deferred the accounting pronouncement on the application of accounting for uncertainty in income taxes until its first fiscal year beginning after December 15, 2008. The Company's accounting policy is to evaluate uncertain tax positions in accordance with the accounting pronouncement on accounting for contingencies.

2. Clearing Account with Correspondent Broker

The Company has a clearing account with correspondent broker, JP Morgan, which represents commission income collected but not transferred which was earned from another broker-dealer with whom the Company acts as an introducing broker-dealer, forwarding all of the transactions of its customers to the correspondent broker-dealer for clearing on a fully disclosed basis. The balance in the clearing account amounted to $14,822 and $14,810 as of September 30, 2009 and 2008, respectively.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At September 30, 2009 the Company had net capital of $39,366 which was $34,366 in excess of its required minimum net capital of $5,000. Also, at September 30, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.2 to 1.0.

4. **Special Account for the Exclusive Benefit of Customers**

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

5. **Income Taxes**

Temporary differences which give rise to significant deferred income tax assets and (liabilities) at September 30, 2009 and 2008 are as follows:

	2009	**2008**
Assets		
Capital loss carryforwards	$ 8,727	$ 8,727
State net operating loss carryforwards	5,498	3,984
Valuation allowance	(14,225)	(12,711)
Deferred tax asset, net	$ --	$ --

The provision for income tax expense for the years ended September 30 consist of the following components:

	2009	**2008**
State - current	$ 2,314	$ 774
Total	$ 2,314	$ 774

The income tax provisions differ from the expected tax computed at the federal statutory rates due to non-deductible expenses and the use of net operating loss carryforwards. The Company files its Federal income tax return as part of the consolidated Parent income tax return. The Company has capital loss carryforwards for state purposes expiring as follows: 2015 - $38,786 and net operating loss carryforwards for state purposes expiring as follows: 2016 - $19,414 and 2015 - $51,072.

6. **Related Party Transactions**

For the years ended September 30, 2009 and 2008, the Company paid its Parent $364,566 and $984,279 in management fees to cover shared expenses, respectively. At September 30, 2008, the Company had accounts payable of $39,494 due to its Parent.

7. **Concentration of Credit Risk**

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances.

Two major customers accounted for $3,714,040 of management fee income for the year ended September 30, 2009, which resulted in the payout of commissions of $3,360,562

Two major customers accounted for $2,361,010 of management fee income for the year ended September 30, 2008, which resulted in the payout of commissions of $1,375,097.

8. **Subsequent Events**

The Company has evaluated subsequent events occurring after the balance sheet date through the date of November 24, 2009 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that there are not subsequent events that require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Sword Securities Corporation
Schedules of Computation of Net Capital Pursuant to Rule 15c3-1
September 30, 2009 and 2008

	2009	2008
Total stockholder's equity	$ 39,818	$ 61,546
Less nonallowable assets		
Prepaid corporate taxes	--	4,474
Deposits	452	510
Total nonallowable assets	452	4,984
Haircuts	--	--
Net capital	39,366	56,562
Minimum net capital required	5,000	5,000
Net capital over minimum requirement	$ 34,366	$ 51,562

Reconciliation with Company's computation,
Included in Part II A of Form X-17A-5, as of
September 30, 2009 and 2008

	2009	2008
Net capital as reported in Company's September 30, 2009 and 2008 FOCUS reports	$ 41,449	$ 96,059
Accounts payable	(3)	(3)
Accounts payable - related party	--	(39,494)
Income taxes payable	(2,080)	--
Net capital, as stated above	$ 39,366	$ 56,562

See Independent Auditors' Report.

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17A-5 For a Broker -Dealer Claiming an Exemption from Rule 15c3-3

To the Board of Directors,
Sword Securities Corporation:

In planning and performing our audit of the financial statements of Sword Securities Corporation (the Company) as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities of section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), The New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith+Brown PC

November 24, 2009

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

To the Board of Directors,
Sword Securities Corporation:

In accordance with Rule 17a-5(e)(4) under Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to September 30, 2009, which were agreed to by Sword Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and other specified parties of the report, solely to assist you and the other specified parties in evaluating Sword Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sword Securities Corporation's management is responsible for Sword Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009 less revenues reported on the FOCUS reports for the period from October 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wither Smith + Brown PC

November 24, 2009

Sword Securities Corporation
Schedule of SIPC Assessments and Payments
September 30, 2009

Date Paid	Description	Amount
	SIPC-7T assessment	$ 150
1/6/2009	SIPC-4 payment	(150)
	Balance due (overpayment)	$ -

See Independent Accountants' Report.

SWORD SECURITIES CORPORATION

Financial Statements

September 30, 2009 and 2008

With Independent Auditors' Report